UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Diamond Resorts International, Inc.
(Name of Issuer)

Common Stock, par value  $0.01
(Title of Class of Securities)

25272T 104
(CUSIP Number)

Robert Saperstein 330 Madison Avenue New York, NY 10017 (212) 901-9402
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)
(Page 1 of 8 Pages)

1.	NAMES OF REPORTING PERSONS Guggenheim Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	9,651,566 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	9,651,566 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,651,566 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.15% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)
Based on 74,909,138 outstanding shares of common stock of the Issuer, as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the Securities and Exchange Commission, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of its common stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015.

1.	NAMES OF REPORTING PERSONS Guggenheim Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	9,651,566 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	9,651,566 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,651,566 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.15% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)
Based on 74,909,138 outstanding shares of common stock of the Issuer, as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the Securities and Exchange Commission, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of its common stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015.

1.	NAMES OF REPORTING PERSONS Guggenheim Partners Investment Management Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	9,651,566 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	9,651,566 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,651,566 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.15% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)
Based on 74,909,138 outstanding shares of common stock of the Issuer, as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the Securities and Exchange Commission, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of its common stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015.

1.	NAMES OF REPORTING PERSONS Guggenheim Partners Investment Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	9,651,566 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	9,651,566 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,651,566 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.15% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)
Based on 74,909,138 outstanding shares of common stock of the Issuer, as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the Securities and Exchange Commission, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of its common stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Guggenheim Capital, LLC, Guggenheim Partners, LLC, Guggenheim Partners Investment Management Holdings, LLC and Guggenheim Partners Investment Management, LLC (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (“SEC”) on August 5, 2013, as amended by Amendment No. 1, filed by the Reporting Persons on August 18, 2014, and Amendment No. 2, filed by the Reporting Persons on March 4, 2015 (collectively, the “Schedule 13D”). The address of the principal executive offices of the Issuer is 10600 West Charleston Boulevard, Las Vegas, Nevada 89135. This Amendment No. 3 is being filed by the Reporting Persons to report the sale by DRP Holdco, LLC (“DRPH”) of 1,687,000 shares of Common Stock in an underwritten public offering. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On March 10, 2015, DRPH, together with Best Amigos Partners, LLC (“BAP”) and Cloobeck Diamond Parent, LLC (“CDP” and together with DRPH and BAP, collectively, the “Selling Stockholders”), sold an aggregate of  6,700,000 shares (the “Firm Shares”) of Common Stock, including 1,687,000 shares (the “DRPH Firm Shares”) of Common Stock sold by DRPH, in an underwritten public offering (the “March 2015 Offering”) as contemplated by the Underwriting Agreement (as defined below) and set forth in a final prospectus supplement dated March 5, 2015, as filed by the Issuer with the SEC, which supplements the prospectus, dated March 2, 2015, contained in the registration statement on Form S-3 (File No. 333-202450) filed by the Issuer with the SEC on March 2, 2015.  After deducting underwriting discounts and commissions, the Selling Stockholders received net proceeds (before expenses) of $221,033,000 (or $32.99 per share) from the sale of the Firm Shares, including $55,654,130 received by DRPH in respect of the DRPH Firm Shares.  Credit Suisse Securities (USA) LLC (“CS”) acted as the sole underwriter in the March 2015 Offering.  For additional information regarding the Underwriting Agreement, see Item 6 below.

The Issuer purchased from CS 1,515,582 of the shares of Common Stock sold by the Selling Stockholders in the March 2015 Offering.

After giving effect to the foregoing sales by the Selling Stockholders, other dispositions by the parties to the Amended Stockholders Agreement during the period commencing October 3, 2014 and ending on March 4, 2015 and the repurchase of shares by the Issuer in the March 2015 Offering, the Amended Stockholders Agreement covers, as of March 10, 2015, an aggregate of 27,758,666 outstanding shares of Common Stock, representing approximately 37.82% of the outstanding Common Stock (based on 74,909,138 shares of Common Stock outstanding as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the SEC).

Item 5.  Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

                (a)  The Reporting Persons may be deemed to beneficially own, in the aggregate, 9,651,566 shares of Common Stock, representing approximately 13.15% of the Issuer’s outstanding Common Stock (based on 74,909,138 shares of Common Stock outstanding as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the SEC, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of Common Stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015).

                (b)  The Reporting Persons have shared voting power and shared dispositive power with regard to the 9,651,566 shares of Common Stock reported in this Schedule 13D.

                (c)  No transactions in the Common Stock have been effected by any of the Reporting Persons within the past 60 days, except as disclosed under Item 4 of this Schedule 13D, all of which disclosures are incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The Selling Stockholders agreed to sell to CS, and CS agreed to purchase from the Selling Stockholders, the Firm Shares (including the DRPH Firm Shares) at a purchase price of $32.99 per share, pursuant to, and subject to the terms and conditions of, an Underwriting Agreement (the “Underwriting Agreement”), dated March 4, 2015, entered into by DRPH, BAP  and CDP (as the Selling Stockholders), the Issuer and CS, as Representative of the Underwriter named in Schedule B thereto.   The Underwriting Agreement provides CS with a 30-day option to purchase up to 1,000,772 additional shares of Common Stock from the selling stockholders, including up to 253,050 shares owned by DRPH, at the price of $32.99 per share, to cover over-allotments, if any.

The description of the Underwriting Agreement set forth above in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as Exhibit 15 to this Schedule 13D and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

15.	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on March 10, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 11, 2015

GUGGENHEIM CAPITAL, LLC

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Authorized Signatory

GUGGENHEIM PARTNERS, LLC

By:	Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Authorized Signatory

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT HOLDINGS, LLC

By:	Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Authorized Signatory

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC

By:	Guggenheim Capital,LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Authorized Signatory